Exhibit 12
                         E'TOWN CORPORATION AND SUBSIDIARIES
                    Computation of Ratio of Earnings to Fixed Charges
                               (In Thousands Except Ratios)


                                            Three Months Ended Nine Months Ended
                                                 September 30,   September 30,
                                                 1999    1998     1999     1998
EARNINGS:

Net income                                     $ 7,953 $ 8,555  $20,010 $17,880
Federal income taxes                             4,348   4,673   10,968   9,822
Interest charges                                 4,803   4,513   13,920  13,047
                                               ---------------------------------
 Earnings available to cover fixed charges      17,104  17,741   44,898  40,749
                                               ---------------------------------

FIXED CHARGES:
Interest on long-term debt                       3,884   4,049   12,090  12,082
Other interest                                     901     538    1,757   1,038
Amortization of debt discount - net                111     107      331     324
                                               ---------------------------------
Total fixed charges                            $ 4,896 $ 4,694  $14,178 $13,444
                                               ---------------------------------

Ratio of Earnings to Fixed Charges                3.49    3.78     3.17    3.03
                                               =================================


Earnings to Fixed Charges represents the sum of Net Income, Dividends, Federal income taxes and Interest Charges (which is reduced by Allowance for Debt Funds Used During Construction), divided by Fixed Charges. Fixed Charges consist of interest on long and short-term debt (which is not reduced by Allowance for Debt Funds Used During Construction), and Amortization of debt discount.